Dykema Gossett PLLC 111 E. Kilbourn Ave., Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 23, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link, Dorrie Yale,

Howard Efron, and Wilson Lee

Re:	AI Infrastructure Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 8, 2025
File No.: 333-289587

Ladies and Gentlemen:

This response letter (this “Response”) is submitted on behalf of AI Infrastructure Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated September 18, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on September 8, 2025. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comment from the Comment Letter is set forth in bold text below, followed by the Company’s response to that comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 Registration Statement on Form S-1

Summary

Our Sponsor, page 3

1.	We acknowledge your response to prior comment 1. However, your disclosure continues to state that Mr. Timothy is one of your independent directors, and also that he has a voting interest in your sponsor. As previously stated, please revise your disclosures to reconcile or otherwise clarify these statements.

Response:	The Company acknowledges the Staff’s prior comment. The Company has applied to have the Units listed on the New York Stock Exchange (“NYSE”). The Company adopted and applied the definition of “independent director” in Section 303A.02 of the NYSE Listed Company Manual and the commentary to that section to assess which of its directors are independent. Section 303A.02 states, “No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).” That section also identifies specific relationships and situations that cause a person to not be “independent” – none of which apply to Mr. Timothy.

Although Mr. Timothy has an ownership stake in the sponsor, it is a minority position. The Board of Directors being aware of that ownership stake, Mr. Timothy’s role as a director of the sponsor, and any other interests Mr. Timothy may have in the sponsor and the Company and, based on all factors deemed relevant, affirmatively determined that Mr. Timothy qualifies as independent. Commentary to Section 303A.02 in the NYSE Listed Company Manual provides, “[A]s the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.”

The Registration Statement identifies the standards the Company applied to Mr. Timothy (and the other persons who are expected to serve as “independent directors” upon effectiveness of the Registration Statement) to determine independent status under the subheading “Director Independence” on page 112. And, in that subsection the Company included the disclosure that, “Our board has determined that each of Messrs. Timothy, Adler and Stoneberg are independent directors under applicable SEC and NYSE rules.”

In response to the Staff’s comment, the Company has added additional disclosure on its determination as to Mr. Timothy’s status as an independent director on page 3 and elsewhere in Amendment No. 2.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.